UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D




                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            Westmoreland Coal Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $2.50 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    960878106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Louis J. Bevilacqua, Esq.
                          Cadwalader, Wickersham & Taft
                                 100 Maiden Lane
                            New York, New York 10038
                                 (212) 504-6057
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                September 3, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 960878106


1       NAME OF REPORTING PERSON  Wynnefield Partners Small Cap Value L.P.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        13-3688497
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a) |X| (b) |_|
------- ------------------------------------------------------------------------
3       SEC USE ONLY
------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC
------- ------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e) |_|
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------- ------ ---------------------------------------------------
                      7      SOLE VOTING POWER
                             346,290
                      ------ ---------------------------------------------------
     NUMBER OF        8      SHARED VOTING POWER
       SHARES                0
    BENEFICIALLY       ------ --------------------------------------------------
      OWNED BY
        EACH          9      SOLE DISPOSITIVE POWER
     REPORTING               346,290
       PERSON
        WITH          ------ ---------------------------------------------------

                      10     SHARED DISPOSITIVE POWER
                             0
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        346,290
------- ------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions) |_|
------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        4.97%
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)
        PN

1 NAME OF REPORTING PERSON Wynnefield Partners Small Cap Value L.P. I S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        13-3953291
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a) |X| (b) |_|
------- ------------------------------------------------------------------------
3       SEC USE ONLY
------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC
------- ------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e) |_|
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------- ------ ---------------------------------------------------
                      7      SOLE VOTING POWER
                             245,791
                      ------ ---------------------------------------------------
     NUMBER OF        8      SHARED VOTING POWER
       SHARES                0
    BENEFICIALLY      ------ ---------------------------------------------------
      OWNED BY
        EACH          9      SOLE DISPOSITIVE POWER
     REPORTING               245,791
       PERSON
        WITH
                             ------ --------------------------------------------
                      10     SHARED DISPOSITIVE POWER
                             0
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        245,791
------- ------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions) |_|
------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.53%
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)
        PN

1 NAME OF REPORTING PERSON Wynnefield Small Cap Value Offshore Fund Ltd S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a) |X| (b) |_|
------- ------------------------------------------------------------------------
3       SEC USE ONLY
------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC
------- ------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e) |_|

------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Cayman Islands
--------------------- ------ ---------------------------------------------------
                      7      SOLE VOTING POWER
                             146,800
                      ------ ---------------------------------------------------
     NUMBER OF        8      SHARED VOTING POWER
       SHARES                0
    BENEFICIALLY     ------ ----------------------------------------------------
      OWNED BY
        EACH          9      SOLE DISPOSITIVE POWER
     REPORTING               146,800
       PERSON
        WITH
                      ------ ---------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
                             0
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        146,800
------- ------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions) |_|
------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.11%
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)
        PN

     This  Amendment  No. 2 to  Schedule  13D amends  Items 2, 3, 5 and 7 of the
Schedule 13D, dated January 23, 1997, as amended by Amendment No. 1 thereto, dated May 1, 1997, (as amended, the "Existing Schedule 13D") filed by the Reporting Person to reflect subsequent purchases and dispositions of Common Stock by Partnership, Partnership I and Offshore Fund. Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Existing Schedule 13D.

Item 2.  Identity and Background.

     Item 2 is amended to provide in its entirety as follows:

     (a) The persons filing this statement are Wynnefield Partners Small Cap Value L.P. I, a limited partnership organized under the laws of the State of Delaware ("Partnership I"), Wynnefield Partners Small Cap Value L.P., a limited partnership organized under the laws of the State of Delaware ("Partnership"), and Wynnefield Small Cap Offshore Fund Ltd, a partnership organized under the laws of the Cayman Islands ("Offshore Fund"), (Partnership I, Partnership and Offshore Fund, collectively, the "Reporting Person").

     (b) The address of each Reporting Person's principal business and principal office is One Penn Plaza, Suite 4720, New York, New York 10119.

     (c) The principal business of each Reporting Person is that of acting as a private investment firm.

     (d) During the last five years, no Reporting Person has been convicted in a criminal proceeding.

     (e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 is amended by appending the following thereto:

     The source of the $183,600 used by Partnership I to purchase 20,400 depository shares, which are convertible into 34,844 shares of Common Stock, was its working capital. The source of the $153,000 used by Partnership to purchase 17,000 depository shares, which are convertible into 29,037 shares of Common Stock, was its working capital. The source of the $81,000 used by Offshore Fund to purchase 9,000 depository shares, which are convertible into 15,372 shares of Common Stock, was its working capital. No funds were borrowed by any of Partnership I, Partnership or Offshore Fund in connection with its purchases of depository shares.

Item 5.  Interest in Securities of the Issuer.

     Item 5(a) is amended by appending the following:

     As of the date of this Amendment No. 2: Partnership I is the beneficial owner of 245,791 shares of Common Stock, or 3.53% of the outstanding Common Stock; Partnership is the beneficial owner of 346,290 shares of Common Stock, or 4.97% of the outstanding Common Stock; Offshore Fund is the beneficial owner of 146,800 shares of Common Stock, or 2.11% of the outstanding Common Stock; and the Reporting Person is the beneficial owner of 738,881 shares of Common Stock, or 10.61% of the outstanding Common Stock.

     Item 5(b) is amended by appending the following:

     As of the date of this Amendment No. 2: Partnership I has the sole power to vote, or to direct the vote of, 245,791 shares of Common Stock and the sole power to dispose of, or to direct the disposition of, 245,791 shares of Common Stock; Partnership has the sole power to vote, or to direct the vote of, 346,290 shares of Common Stock and the sole power to dispose of, or to direct the disposition of, 346,290 shares of Common Stock; Offshore Fund has the sole power to vote, or to direct the vote of, 146,800 shares of Common Stock and the sole power to dispose of, or to direct the disposition of, 146,800 shares of Common Stock; and the Reporting Person has the sole power to vote, or to direct the vote of, 738,881 shares of Common Stock and the sole power to dispose of, or to direct the disposition of, 738,881 shares of Common Stock.

     Item 5(c) is amended by appending the following:


                                               No. of Shares
Reporting Person                                 Purchased          Price per
                                   Date          (Disposed)           Share
                                   ----          ----------           -----

Partnership I.................   09/02/98           (19,000)         $1.4375
                                 09/02/98            34,844(a)        5.2692(a)

Partnership...................   09/02/98           (15,000)          1.4375
                                 09/02/98            22,375(b)        5.2693(b)
                                 09/03/98             6,662(c)        5.2687(c)

Offshore Fund.................   09/03/98            (8,300)          1.4375
                                 09/03/98            15,372(d)        5.2693(d)
-------------
(a) Represents 20,400  depository shares purchased for $183,600.
(b) Represents 13,100 depository shares purchased for $117,900.
(c) Represents 3,900 depository shares purchased for $35,100.
(d) Represents 9,000 depository shares purchased for $81,000.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 99.1     --  Joint Filing Agreement.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:  September 16, 1998

                                   WYNNEFIELD PARTNERS SMALL CAP VALUE L.P. I

                                   By: WYNNEFIELD CAPITAL MANAGEMENT, LLC,
                                       as general partner


                                       By:   /S/ NELSON OBUS
                                             ---------------
                                               Nelson Obus
                                             Managing Member

                                   WYNNEFIELD PARTNERS SMALL CAP VALUE L.P.

                                   By: WYNNEFIELD CAPITAL MANAGEMENT, LLC,
                                       as general partner


                                       By:  /S/ NELSON OBUS
                                            ---------------
                                              Nelson Obus
                                            Managing Member

                                   WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND LTD

                                   By: WYNNEFIELD CAPITAL, INC.,
                                       as general partner


                                       By:  /S/ NELSON OBUS
                                            ---------------
                                              Nelson Obus
                                               President